Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard to Discontinue Sales and Marketing of its Combustion Engine Generator Sets

For Immediate Release – May 29, 2003

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced today that it is discontinuing the development, sale and marketing of its internal combustion engine generator sets (gensets). Ballard began development of natural gas and hydrogen gensets in 2002 to generate early revenue and assist in the development of power generation distribution channels and hydrogen infrastructure.

Ballard’s decision to discontinue its genset activities will not impact development of its fuel cell product lines or commercialization plans.

“We continually review our programs to ensure we are focussing Ballard’s resources on technologies and products that have the best prospects for long-term success,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Our product validation testing of the high-speed natural gas genset revealed some system related issues.  Upon further review, we determined that the cost to resolve these issues would have reduced the competitive advantage of the natural gas genset. Without the base platform in place, the hydrogen fueled genset, with its more limited market potential, would have had to carry the entire cost of development. The decision was therefore made to exit the combustion engine genset business. We will continue to supplement our prime focus on fuel cell development with selected non-fuel cell derivative products, including electric drives, power electronics and carbon fiber materials, as we build a sustainable business.”

Ballard will assess and evaluate various options with respect to the divestiture of assets from its genset activities. Ballard does not anticipate any material impact to its financial guidance for 2003 as a result of this decision.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane (PEM) fuel cells. Ballard is commercializing fuel

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Debby Harris t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Nissan, Volkswagen, Yamaha, Cinergy and Coleman Powermate, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.